Exhibit 99.1

BPGIC Signs Two New Oil Storage Contracts for its Phase I Facility at 60% Premium, Driving Further Margin Expansion

New contracts demonstrate strong, sustained demand for BPGIC’s strategically-located oil storage terminals

NEW YORK, Dec. 16, 2020 (GLOBE NEWSWIRE) -- Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”) through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) , announced today that BPGIC has signed offtake contracts with two regional oil trading companies for total geometric storage capacity of 104,074 cbm at a 60% premium to previous contracts. This follows other recent contracts for 129,000 cbm, which were announced on December 7, 2020.

Under the terms of the contracts, BPGIC will provide oil storage at its Phase I facility for a total of one year consisting of initial six month periods, plus additional six-month renewal periods, subject to mutual renewal, commencing in December 2020.

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, said, “Reliable and high tech oil storage providers continue to be in high demand due to the scarcity of available space in the market. As a result of these market dynamics, our two new agreements are at a 60% premium to previous contracts, allowing us to drive increased margins. Our facility utilizes advanced technology, high speed and innovative designs enabling us to provide a high level of service to oil trading companies at this time. We are pleased with our ability to secure new contracts at improved terms, demonstrating this unique market positioning.”

BPGIC is a key independent storage provider in Fujairah, UAE, conveniently situated in the East-coast port of Fujairah on the Gulf of Oman, which owns capacity to store clean petroleum products and fuel oil using some of the latest technology to maximize company performance and efficiency, while reducing operating costs. Through the development of its Phase II and Phase III facilities, it is also building capacity to store crude oil using similar technology.

About Brooge Energy Limited

Brooge Energy conducts all of its business and operations through its wholly-owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s, BPGIC III’s and Brooge Energy’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) Brooge Energy’s and its subsidiaries’ ability to obtain financing for Phase III on commercially reasonable terms; (3) Brooge Energy’s and its subsidiaries’ ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Soil Investigation and the Environmental Impact Assessment report for Phase III; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by Brooge Energy and its subsidiaries including throughput, blending, heating, and intertank transfers; (7) Brooge Energy’s and its subsidiaries’ ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications
Valter Pinto / Elizabeth Barker
+1 212-896-1254 or +1 212-896-1203
BROG@kcsa.com